FORM 4

      |_|   Check this box if no longer subject to
            Section 16.  Form 4 or Form 5 obligations
            may continue. See Instructions 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940



1.   Name and Address of Reporting Person*

         Commerzbank AG, Grand Cayman Branch
     -----------------------------------------------
        (Last)          (First)        (Middle)

               2 World Financial Center
     -----------------------------------------------
                       (Street)

       New York,         NY          10281-1050
     -----------------------------------------------
       (City)          (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol

         Security Capital Group Incorporated
         SCZB and SCZA
     ----------------------------------------


3.   IRS or Social Security Number of Reporting Person
     (Voluntary)



4.   Statement for Month

         As of May 31, 1998
     ------------------------------


5.   If Amendment, Date of Original (Month/Year)

         As of January 1, 1998
     ------------------------------


6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)



7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----




         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


1. Title of    2. Transaction      3. Transaction  4. Securities Acquired    5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)    Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)       Beneficially       (D) or            Beneficial
                                                                                Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------  Month              (Instr. 4)        (Instr. 4)
                                                              (A) or            (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----    ----------------   -----------       -----------

   Class B            5/12/98           J            8,588,088    D    $30.00       6,606,205           D                N/A
   Common             5/12/98           J                3,352    D    $30.00                           D                N/A
   Stock, par
   value $0.01
   per share





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)


                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                        -----------        -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------
  Class A                 0          5/12/98          J                    N/A    105,896            N/A        N/A
  Common
  Stock, par
  value $0.01
  per share




7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
     Title       Shares
-----------      --------    ---------      ------------      --------------     ----------
Class B
Common Stock    5,294,800       N/A              0                 D                 N/A



Explanation of Responses:


On May 12, 1998, pursuant to an Exchange Agreement, dated as of May 7, 1998 (the "Exchange Agreement"), between the filer and the issuer, the filer (x) exchanged with the issuer (i) all 139,000 shares of the issuer's Series A Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share, owned by the filer and (ii) 3,293,288 shares of the issuer's Class B Common Stock, par value $0.01 per share (the "Class B Common"), owned by the filer for 257,643 shares of the issuer's newly created Series B Cumulative Convertible Redeemable Voting Preferred Stock, par value $0.01 per share (the "Series B Preferred"), and (y) transferred to the issuer for no additional consideration 3,352 shares of Class B Common owned by the filer. The 3,352 shares of Class B Common described in clause (y) above were transferred by the filer to the issuer in full settlement of any claim or liability which might arise under Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), in respect of the transactions described above; provided, however, that the filer does not admit that any claim might arise, or liability would exist, under Section 16(b) of the Securities Exchange Act as a result of the Exchange Agreement and the transactions contemplated thereby.

The closing market price of the Class B Common on May 7, 1998 of $30.00 per share was agreed upon in the Exchange Agreement as the price for setting the exchange ratios and values of the respective securities delivered by the parties for both transactions described above. The Series B Preferred is not registered under the Securities Exchange Act. The shares of Series B Preferred owned by the filer are convertible in the aggregate into a total of 6,606,205 shares of the issuer's Class B Common but not into any other securities of the issuer. The Exchange Agreement was approved by unanimous written consent of the Board of Directors of the issuer.



                    Commerzbank AG, Grand
                    Cayman Branch              June 10, 1998
                    ---------------------     --------------
                    ** Signature of           Date
                    Reporting Person


                    By: /s/ James Henry  /s/ Steven A. Troyer
                       ------------------------------------------
                    Name:   James Henry      Steven A. Troyer
                    Title:  Senior Vice      Vice President
                            President


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currenly valid OMB Number.


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                                                  SEC 1474 (7-96)